Gerardo Varela Tenaris 1-888 300 5432 www.tenaris.com

Tenaris Announces Resumption of its Acquisition of the Remaining Minority Interests in Siderca

Luxembourg, April 24, 2003. Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS; MTA Italy: TEN), announced today that it has resumed its acquisition of the remaining minority interests in Siderca S.A.I.C. (Siderca) following the resolution of the condition that caused the delay previously notified on April 10, 2003.

In accordance with Argentine law, Tenaris is unilaterally acquiring for cash all outstanding Siderca shares not held by Tenaris or its affiliates, including Siderca shares underlying Siderca ADSs for a purchase price of:

•	six Argentine pesos (ARP6.00) per Siderca share; and
•	sixty Argentine pesos (ARP60.00) per Siderca ADS.

The purchase price for the Siderca shares is being deposited today at BBVA Banco Frances S.A., Tenaris’s payment agent in Argentina for this transaction. This money will be made available to holders of Siderca shares from today in accordance with the previously announced procedures. The equivalent in U.S. dollars at the free market rate of exchange of the purchase price for the shares underlying Siderca ADSs is also being deposited today into the account of JP Morgan Chase Bank, the depositary agent for Siderca’s ADSs.

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities in any jurisdiction.

Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.